Ark therapeutics

RECEIVED
2006 MAR -7 A 10:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Phone: +44 (0) 20 7388 7722
Fax: +44 (0) 20 7388 7805
www.arktherapeutics.com

2 March 2006

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

06011352

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N J L Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

dlw 3/7

Registered Office:
79 New Cavendish Street
London W1W 6XB, UK
Registered in England 4313987

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE FEBRUARY 1, 2006**
1.1	Form 88(2) - Return of Allotment of Shares dated February 1, 2006
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE FEBRUARY 1, 2006**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated February 9, 2006 regarding Director Share Dealing
2.1.2	Announcement dated February 15, 2006 regarding Agreement
2.1.3	Announcement dated February 17, 2006 regarding Marketing Deals
2.1.4	Announcement dated February 20, 2006 regarding Research Update
2.1.5	Announcement dated February 24, 2006 regarding Option Awards
3.	**PRESS RELEASES SINCE FEBRUARY 1, 200**
3.1	Press release dated February 15, 2006 Re Agreement (see 2.1.2 above)
3.2	Press release dated February 17, 2006 regarding Marketing Deals (see 2.1.3 above)
3.3	Press release dated February 20, 2006 regarding Research Update (see 2.1.4 above)

Companies House
for the record

RECEIVED
2006 MAR -7 A 10:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	01	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	0.605p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N R C Plummer Date 01/02/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director Share Dealing
Released	11:18 09-Feb-06
Number	1698Y

9 February 2006

Ark Therapeutics Group plc
Director's Share Dealing

Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") announces that it was informed today that Merlin Ventures Limited, as trustee of a Funded Unapproved Retirement Benefit Scheme in which Mr Peter Keen, a Non-Executive Director of Ark, is a beneficiary, on 7 February 2006 transferred the legal ownership of 159,700 ordinary Ark shares of 1 pence each to new trustees, including Mr Keen. No consideration was paid in respect of the transfer. Following this transaction, Mr Keen is interested in 159,700 ordinary shares, representing 0.13% of the Company's issued share capital.

- Ends -

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Re Agreement
Released	07:00 15-Feb-06
Number	4255Y

Ark signs marketing deal with Sino Tau for Kerraboot® in China

15 February 2006, London UK: Ark Therapeutics Group plc today announces that it has signed an exclusive licensing agreement granting Sino Tau International Company Limited (Sino Tau), a Chinese healthcare company, the sales and marketing rights to Kerraboot® for the Chinese market. Kerraboot® is Ark's novel wound care device for the management of leg and foot ulcers. Sino Tau, based in Beijing, is an established distributor of both pharmaceuticals and medical devices in China and markets products through its own sales and sub-distributor network.

Under the terms of the licence, Sino Tau will be responsible for all the processes necessary to market Kerraboot®, including obtaining the necessary Government and regional approvals. Ark will supply the product to Sino Tau at an agreed transfer price. Other financial terms of the transaction were not disclosed.

China has a population of 1.3 billion and lower leg and foot ulceration affects around 2% of the adult population. At present, approximately 40% of the Chinese population is able to afford western healthcare products and these people are located in the main urban areas. The market potential for Kerraboot® in China is very large and it will initially be marketed for the growing problem of diabetic ulcers and those venous ulcer patients who are intolerant of current treatments, giving an estimated initial target group of 160,000 patients[(1)]. The prevalence of diabetes in China is approximately three times higher than 10 years ago and China now ranks second, behind India, as the country with the highest prevalence, with an estimated 24 million diabetic population[1]. Diabetics are 25 times more likely to lose a leg by amputation than non diabetics and it is estimated that 50,000 diabetes-related lower extremity amputations are performed each year in China, of which 85% are preceded by a foot ulcer[(2)].

Kerraboot® provides a new approach to the management of these ulcers, in the form of a novel, non pressurized, boot-like dressing device, which is simple, quick and pain free to change. Kerraboot® facilitates the draining and isolation of wound exudates such as matrix metalloproteases (which inhibit angiogenesis) from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing. In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer sizes of up to 60% were observed over the four-week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® over current standard treatments. UK-based studies have also shown that management of ulcers with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective saving up to 50% of nurse time and with patients often becoming nurse independent. Late last year Ark launched a new and more versatile extra-absorbent version of the device to extend both the range of ulcers that can be treated and the length of treatment for more exudative wounds. Launched in response to market demand, the new version has had a very favourable reception from nurses and other healthcare professionals. Ark will be supplying the extra absorbent version to its internationa licensees.

Nigel Parker, CEO of Ark, commented: "The flow of independent case histories illustrating the effectiveness of Kerraboot® i managing leg ulcers has been of increasing interest to potential partners. This licensing deal with Sino Tau opens up a ver substantial market in which Kerraboot® can make a significant impact on those suffering from these serious conditions. W continue to discuss licensing arrangements with other international partners to bring the benefits of Kerraboot® to the greates possible number of patients."

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive
Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Davina Langdale

1. World Health Organisation data (www.who.org)
2. Figures estimated by Ark by combination of data contained in (i) Boulton, AJ et al (2005) The Global burden of diabetic foot disease Lancet, Nov 12;366(9498):1719-24, (ii) International Diabetes Federation - Position Statement, The Diabetic Foot: amputations are preventable, May 2005 and (iii) World Health Organisation data (www.who.org).

Notes to Editors

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") now entering the commercialisation phase, with one product introduced int(hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specifi(unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected t(enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark ha: secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains th(right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of Universit' College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all o whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

Sino Tau International Company Limited

Part of an established healthcare group, Sino Tau Intl. has diversified business performance in both medical device an(pharmaceutical fields with expertise covering regulatory, marketing and sales, OEM and contract research. With particula expertise in oncology, organ transplantation, diabetic, interventional therapy, liver disease and neurology, Sino Tau ar(exclusively representing a number of novel high-tech medical products in China.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, includinç without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operation. (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or tha include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may' "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known an unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance o achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forwaro looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future busines. strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actuɛ results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's fundin requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forwaro looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminat any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectation. with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors readers are cautioned not to rely on any forward-looking statement.

END

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Re: Marketing Deals
Released	07:00 17-Feb-06
Number	5433Y

Ark signs two further International Kerraboot® deals granting marketing rights for Denmark and The Netherlands-Luxembourg

17th February 2006, London UK: Ark Therapeutics Group plc today announces that it has signed exclusive marketing agreements granting Nord-Plast Danmark ApS (Nord-Plast), a Danish distributor of healthcare products, and BiologiQ, a Dutch wound care company, sales and marketing rights to Kerraboot® for the Danish and the Netherlands-Luxembourg markets, respectively. Kerraboot® is Ark's novel wound care device for the management of leg and foot ulcers.

Under the terms of the agreements, Ark will supply Kerraboot® at an agreed transfer price in each territory. The agreement with Nord-Plast is structured to include sales related milestone payments. Nord-Plast and BiologiQ will be responsible for marketing to all sectors of the healthcare community in Denmark and the Netherlands-Luxembourg, respectively, as well as achieving product reimbursement from the regulatory authorities in each country. Ark expects to supply Kerraboot® for first commercial sales in these regions in the second half of 2006.

Earlier in the week Ark announced an outlicensing deal with Sino Tau, China which with the latest two brings the number of international Kerraboot® deals in the last twelve months to five.

Lower leg and foot ulceration affects around 1% of the adult population in the developed world(1) and is particularly prevalent amongst the diabetic population where the ulcers can develop rapidly and are particularly difficult to heal. Denmark, the Netherlands and Luxembourg have a combined population of approximately 22 million with an estimated 1 million diabetics(2) Kerraboot® will initially be marketed for the growing problem of diabetic ulcers (estimated to affect 9% of diabetics in these regions(3)) and those venous ulcer patients who are intolerant to current treatments.

Kerraboot® provides a new approach to the management of these ulcers, in the form of a novel, non pressurized, boot-like dressing device, which is simple, quick and pain free to change. Kerraboot® facilitates the draining and isolation of exudates such as matrix metalloproteases, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing. In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer sizes of up to 60% have been observed over the four-week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® over existing treatments. UK based studies have also shown that management of ulcers with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective, saving up to 50% of nurse time and with patients often becoming nurse independent. Late last year Ark launched a new and more versatile extra-absorbent version of the device to extend both the range of ulcers that can be treated and the length of treatment for more exudative wounds. Launched in response to market demand, the new version has had a very favourable reception from nurses and other healthcare professionals. Ark will be supplying the extra absorbent version to its international licensees.

Mr Paul Higham, Commercial Director of Ark, commented: "We are very pleased to sign these marketing agreements with Nord-Plast and BiologiQ. We believe they possess the enthusiasm and abilities to effectively market the product within these regions. These latest deals are another step in the international roll-out of Kerraboot®, which will continue throughout 2006."

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive
Martyn Williams, CFO

Financial Dynamics +44 (0)20 7831 3113
David Yates / Davina Langdale

Notes to Editors

Sources:

1. Briggs M, Nelson EA: Topical agents or dressings for pain in venous leg ulcers; The Cochrane Library, Issue 1, 2002
2. Baan CA, Feskens EJ. Ned Tijdschr Geneeskd. 2001 Sep 1;145(35):1681-5. Disease burden of diabetes mellitus type II in the Netherlands: incidence, prevalence and mortality. Erasmus Universiteit, Instituut Maatschappelijke Gezondheidszorg, Rotterdam.
3. Van Acker K, Weyler J, De Leeuw I. Acta Clin Belg. 2001 Jan-Feb;56(1):21-31. The Diabetic Foot Project of Flanders, the northern part of Belgium: implementation of the St Vincent consensus. Sensibilisation and registration in diabetes centres.

Department of Endocrinology, Diabetic Foot Clinic, University Antwerp, University Hospital, Wilrijkstraat 10, B-2650 Edegem

Ark Therapeutics Group plc
Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets. Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

BiologiQ

BiologiQ is an independent Dutch medical company established in September 2004 and specialising in marketing, sales and distribution of biological and biotech wound care and anti-infective products and therapies. The Company is based in Apeldoorn, in the centre of The Netherlands. BiologiQ's management have significant executive and operating experience in the wound care market. BiologiQ's principal customers are hospitals (vascular surgeons and wound nurses), pharmacies and medical wholesalers. Currently 65 of the 110 Dutch hospitals use and order BiologiQ products.

Nord-Plast Danmark ApS.

Nord-Plast Danmark ApS. is a public limited company established in 1999 and operating within the market of moulded plastic products for hospitals and laboratories in Denmark, Sweden and Norway. Nord-Plast will be investing in additional resources and sales staff to support the marketing of Kerraboot® in Denmark.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 20-Feb-06
Number	6264Y

Breakthrough at Ark opens way to reduce side-effects and increase efficacy of anti-cancer therapies

Unique DNA-based targeting technology Scavidin® halts tumour progression with one-tenth of conventional chemotherapy dose

London, UK, 20 February 2006: Ark Therapeutics Group plc announced today that its novel gene-based drug targeting platform technology, Scavidin® has been shown to be highly effective in stopping tumour development in two cancer treatment models, using low doses of existing anti-cancer agents which would be sub-therapeutic if administered conventionally. Scavidin® was used to target and concentrate intravenous doses of as little as one-tenth the conventional levels of the radioisotope Yttrium(90) in one model, and the chemotherapy drug paclitaxel in another, to tumours growing under the skin. The results indicate a wide utility for this leading edge technology in very large markets.

Scavidin® is a novel two-part drug targeting technology originating from the DNA which expresses the scavenger receptor on white blood cells. This natural receptor usually collects undesired fats and damaged cells and membranes from the blood, taking them into the white blood cells and releasing them for destruction as part of the body's natural 'clean up' system. By modifying the DNA sequence for such receptor types, Ark has developed a new family of receptors which specifically bind only to the protein biotin, a naturally occurring substance which can easily be attached to therapeutic agents.

The Scavidin® DNA is put into the tumour where it expresses the new drug targeting receptor. The therapeutic agent, pre-tagged with biotin, is then given intravenously at low doses. As the therapeutic agent circulates round the body, Scavidin® extracts it from the blood by binding to the biotin tag, taking it into the cell and releasing it. The receptor then goes back and collects more. This revolutionary 'molecular shuttle' system concentrates the therapeutic agent from a low and ineffective dose in the blood to a high therapeutic dose specifically in the target tissue. In this way an important and highly effective therapeutic, which could have a poor safety profile (such as chemotherapy with high unwanted side-effects) at a traditional dose, may be given in a low and safe dose systemically, with Scavidin® concentrating it specifically at the disease site where its treatment effect is needed. As such, it has enormous potential across many disease areas.

These latest results are from two cancer treatment models where aggressive tumours developed rapidly under the skin. Scavidin® DNA in a viral delivery vector was transfected into the growing tumours. Two different treatments were then given intravenously at sub-therapeutic doses, biotin-tagged Yttrium(90) (a radio isotope) and biotin-tagged paclitaxel (a potent generic chemotherapy). Each treatment eliminated tumour growth during the respective 7-10 day study periods with a clear treatment response quickly evident. Tumours in non-treated controls showed a three to five fold increase in size in the same period. No side-effects were observed.

The Company now plans to optimise the dosing regimes and explore efficacy in other cancer models, as well as exploring the full concentration gradient capabilities of Scavidin®. It will also commence final pre-clinical toxicity work prior to entering human studies after consulting with the regulators. Ark has already established a transgenic Scavidin® colony which thrives and reproduces normally, giving an encouraging early indication that this breakthrough targeting technology will have a good safety profile.

Nigel Parker, CEO of Ark, commented: "These results indicate that Scavidin® has the potential both to improve the therapeutic effect and to reduce the unpleasant side-effects of a wide variety of drugs, most

obviously chemotherapy and other potent anti-cancer agents, but also in many other therapies where the side-effects are high and thus dose-limiting. This is another ground-breaking step forward in DNA-based medicine at Ark, which is now clearly establishing itself as a global leader in this important and rapidly emerging area of medicine."

Professor Seppo Ylä-Herrtuala, Ark's Director of Molecular Medicine, added: "Scavidin® targeting technology offers the possibility of cancer patients being given up to a 10 times lower dose of radiation or chemotherapy than in conventional treatment approaches, which could markedly reduce the side-effects and enable the treatment to be repeated more easily. An additional advantage is that the anti-cancer drug can be concentrated into the tumour at higher levels and thus its biological cancer 'killing' efficacy can be very substantially increased."

For further information please contact:

Ark Therapeutics Dr Nigel Parker, Chief Executive Martyn Williams, CFO	+44 (0)20 7388 7722

Financial Dynamics David Yates/Davina Langdale	+44 (0)20 7831 3113

Scientific Notes

Scavidin® was discovered by Ark scientists in Kuopio, Finland. Based principally on the scavenger and low density lipoprotein receptors, the Scavidin® DNA contains a sequence causing the receptor (technically a fusion protein) to be expressed with the protein avidin as the 'collecting head'. Avidin binds only to biotin with a bond strength (10^{-14}) almost twice that of an antibody antigen bond and, as such, is a highly specific and powerful targeting construct. In vitro and in vivo mechanistic proof of priniciple of Scavidin®'s ability to concentrate molecules from the blood into a target tissue in models has demonstrated that Scavidin® is able to concentrate a range of different biotinylated agents from small radio isotopes like Technetium(99m) and Yttrium(90), through larger molecules like ferritin complexes and horseradish peroxidase stain and paclitaxel to large organic molecules like immunoglobulin. Evidence of Scavidin®'s binding strength has been confirmed using atomic force microscopy. By switching between tetra avidin and mono avidin constructs, Scavidin®'s binding abilities can be varied between 10^{-14} and 10^{-7} allowing wide drug retention variation and by modifying other DNA regions, Scavidin® can be modified to hold a therapeutic agent on the cell surface or slowly or rapidly internalise it. Scavidin® has been administered successfully with standard gene medicine vectors, such as adenovirus and retrovirus, and the Company currently favours semliki forest virus. Scavidin® intellectual property is owned exclusively by Ark Therapeutics and is covered by granted patents or applications undergoing prosecution until 2019.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development.

Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Option Awards
Released	16:44 24-Feb-06
Number	9386Y

24 February 2006

Ark Therapeutics Group plc (the "Company")

Option Awards

On 4 January 2006, the Company's Remuneration Committee (which is comprised wholly of non-executive directors) awarded options to the Chief Executive Officer, Dr Nigel Parker, and to the Chief Finance Officer, Martyr Williams, under the Company's Unapproved Share Option Plan (the "Option Plan") and the Long Term Incentive Plan (the "LTIP" and, together with the Option Plan, the "Plans").

Dr Parker was awarded options over 290,000 ordinary shares under each of the Option Plan and LTIP (580,000 options in total). Mr Williams was awarded options over 112,500 shares under each of the Plans (225,000 in total).

75% of the options awarded under the Option Plan are exercisable from 4 January 2009, with the remaining being exercisable from 4 January 2010. Options awarded under the Option Plan have an exercise price of 104 pence per ordinary share.

The LTIP awards are nil-paid options which vest and become capable of exercise on the third anniversary of grant.

Under both Plans, vesting will be determined by reference to the Company's total shareholder return compared to 18 companies in the UK biotech and pharmaceutical sectors, as adjusted to reflect overall financial return. Option: granted under the Option Plan vest over four years and under the LTIP over three years. Under both Plans, options must be exercised within ten years of the date of grant. Fuller details are set out in the Company's 2004 Annual Report available at www.arktherapeutics.com.

No consideration was paid for the grant of options under the Option Plan or LTIP.

Following these Option Plan and LTIP awards, Dr Parker and Mr Williams will hold options over 4,526,808 and 1,915,000 ordinary shares respectively.

Ends

END

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